Exhibit 99.1

Contact for Media and Investors:

Margaret Shi

Email: ir@service.netease.com

Tel: (+86) 571-8985-3378

Twitter: https://twitter.com/NetEase_Global

NetEase Reports Fourth Quarter and Fiscal Year 2021 Unaudited Financial Results

(Hangzhou – February 24, 2022)- NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase” or the “Company”), one of China’s leading internet and online game services providers, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2021.

Fourth Quarter 2021 Financial Highlights

•	Net revenues were RMB24.4 billion (US$3.8 billion), an increase of 23.3% compared with the fourth quarter of 2020.

•	Online game services net revenues were RMB17.4 billion (US$2.7 billion), an increase of 29.8% compared with the fourth quarter of 2020.

•	Youdao net revenues were RMB1.3 billion (US$209.3 million), an increase of 20.5% compared with the fourth quarter of 2020.

•	Cloud Music net revenues were RMB1.9 billion (US$296.5 million), an increase of 23.9% compared with the fourth quarter of 2020. [1]

•	Innovative businesses and others net revenues were RMB3.8 billion (US$588.9 million), an increase of 0.6% compared with the fourth quarter of 2020.

[1] Effective in the fourth quarter of 2021, the Company changed its segment disclosure to separately report the results of Cloud Music. As a result, the Company now reports segments as online game services, Youdao, Cloud Music and innovative businesses and others. See “Change of segment reporting” in this announcement.

•	Gross profit was RMB12.9 billion (US$2.0 billion), an increase of 30.1% compared with the fourth quarter of 2020.

•	Total operating expenses were RMB8.3 billion (US$1.3 billion), an increase of 20.2% compared with the fourth quarter of 2020.

•	Net income attributable to the Company’s shareholders was RMB5.7 billion (US$893.5 million). Non-GAAP net income attributable to the Company’s shareholders was RMB6.6 billion (US$1.0 billion). [2]

•	Basic net income per share was US$0.27 (US$1.36 per ADS). Non-GAAP basic net income per share was US$0.32 (US$1.58 per ADS). [2]

Fourth Quarter 2021 and Early 2022 Operational Highlights

•	New hit titles amassed immediate player popularity including:

•	Naraka: Bladepoint, which continually hit record-high users and was named a “Top Seller” on Steam’s Best of 2021 games list. A new Bruce Lee-themed crossover addition also invigorated the global player community.

•	Harry Potter: Magic Awakened, with captivating content updates that drove the game ranking to a leading position on China’s iOS download chart and grossing chart multiple times.

•	The Showbiz: Dream Chaser, which ranked No. 1 on China’s iOS download chart after its December 2021 debut.

•	Extended the reach of leading franchise titles including both the Fantasy Westward Journey and Westward Journey Online series.

•	Continued the advancement of upcoming games pipeline such as console and mobile versions of Naraka: Bladepoint, Diablo® Immortal™ and Ghost World Chronicle, as well as the roll-out of Harry Potter: Magic Awakened and Dead by Daylight Mobile -NetEase in international markets.

•	Achieved continuing operating cash inflow from Youdao for the fourth quarter of 2021, while advancing its learning services and smart devices.

[2] As used in this announcement, non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted net income per share and per ADS are defined to exclude share-based compensation expenses. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” in this announcement.

•	Successfully completed the initial public offering and listing of Cloud Village Inc. (HKEX: 9899, “Cloud Village”) on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) in December 2021. Increased Cloud Music’s MAUs of online music services around 1% from 2020 to 2021. Continued to nurture independent artists, serving more than 400,000 independent musicians by the end of 2021 through Cloud Music platforms.

“2021 was a fruitful year with exciting new titles and steady development that propelled growth across our business. We closed the year with total net revenues of RMB24.4 billion in the fourth quarter, up 23.3% year-over-year,” said Mr. William Ding, CEO and Director of NetEase. “While our flagship titles remain strong, we also introduced a number of highly successful games, including Naraka: Bladepoint and Harry Potter: Magic Awakened. These new titles further strengthen our portfolio and demonstrate our ability to develop world-class IP. For 2022, we are very excited to introduce more new games to broader demographics, paving the way for solid growth.

“Having completed Cloud Village’s IPO, we will continue to improve our music platforms’ infrastructure and offerings to enrich our users’ experience. In 2022 we plan to further cultivate our core interests and enhance content within each of our verticals,” Mr. Ding concluded.

Fourth Quarter 2021 Financial Results

Net Revenues

Net revenues for the fourth quarter of 2021 were RMB24,373.6 million (US$3,824.7 million), compared with RMB22,190.7 million and RMB19,761.7 million for the preceding quarter and the fourth quarter of 2020, respectively.

Net revenues from online game services were RMB17,397.5 million (US$2,730.1 million) for the fourth quarter of 2021, compared with RMB15,899.1 million and RMB13,400.2 million for the preceding quarter and the fourth quarter of 2020, respectively. Net revenues from mobile games accounted for approximately 68.3% of net revenues from online game services for the fourth quarter of 2021, compared with 69.2% and 72.4% for the preceding quarter and the fourth quarter of 2020, respectively.

Net revenues from Youdao were RMB1,333.8 million (US$209.3 million) for the fourth quarter of 2021, compared with RMB1,387.3 million and RMB1,106.8 million for the preceding quarter and the fourth quarter of 2020, respectively.

Net revenues from Cloud Music were RMB1,889.3 million (US$296.5 million) for the fourth quarter of 2021, compared with RMB1,924.7 million and RMB1,524.5 million for the preceding quarter and the fourth quarter of 2020, respectively.

Net revenues from innovative businesses and others were RMB3,753.0 million (US$588.9 million) for the fourth quarter of 2021, compared with RMB2,979.7 million and RMB3,730.3 million for the preceding quarter and the fourth quarter of 2020, respectively.

Gross Profit

Gross profit for the fourth quarter of 2021 was RMB12,917.8 million (US$2,027.1 million), compared with RMB11,810.8 million and RMB9,927.8 million for the preceding quarter and the fourth quarter of 2020, respectively.

The quarter-over-quarter and year-over-year increases in online game services gross profit were primarily due to increased net revenues from new games such as Naraka: Bladepoint and Harry Potter: Magic Awakened.

The quarter-over-quarter decrease in Youdao gross profit was primarily due to decreased net revenues from its after-school tutoring services for academic subjects under China’s compulsory education system (the “Academic AST Business”) which were included in its learning services. The year-over-year increase was primarily due to business development from its learning services.

The quarter-over-quarter increase in Cloud Music gross profit was primarily due to improved cost control. The year-over-year increase was primarily due to the increased net revenues from its social entertainment services and others as well as improved cost control.

The quarter-over-quarter increase in innovative businesses and others gross profit was primarily due to increased gross profit from advertising services and Yanxuan.

Gross Profit Margin

Gross profit margin for online game services for the fourth quarter of 2021 was 64.1%, compared with 64.5% and 63.1% for the preceding quarter and the fourth quarter of 2020, respectively. Gross profit margin for online game services generally fluctuates within a narrow band based on the revenue mix of mobile and PC games, as well as NetEase’s self-developed and licensed games.

Gross profit margin for Youdao for the fourth quarter of 2021 was 50.7%, compared with 56.6% and 47.5% for the preceding quarter and the fourth quarter of 2020, respectively. The quarter-over-quarter and year-over-year fluctuations were mainly due to the development and changes of its Academic AST Business.

Gross profit margin for Cloud Music for the fourth quarter of 2021 was 4.1%, compared with 2.2% and negative gross profit margin of 7.1% for the preceding quarter and the fourth quarter of 2020, respectively. The quarter-over-quarter and year-over-year improvements were mainly due to the factors enumerated above.

Gross profit margin for innovative businesses and others for the fourth quarter of 2021 was 26.8%, compared with 24.2% and 28.2% for the preceding quarter and the fourth quarter of 2020, respectively. The quarter-over-quarter increase was primarily due to increased gross profit margin from advertising services.

Operating Expenses

Total operating expenses for the fourth quarter of 2021 were RMB8,309.6 million (US$1,304.0 million), compared with RMB8,035.6 million and RMB6,915.8 million for the preceding quarter and the fourth quarter of 2020, respectively. The quarter-over-quarter and year-over-year increases were mainly due to increased marketing expenditures related to online game services, higher staff-related costs and research and development investments, partially offset by decreased marketing expenditures related to Youdao.

Other Income/ (Expenses)

Other income/ (expenses) consisted of investment (loss)/ income, interest income, exchange (losses)/ gains and others. The quarter-over-quarter increase in net other income was mainly due to higher investment income arising from fair value changes of equity investments, partially offset by higher unrealized exchange losses arising from the Company’s U.S. dollar-denominated bank deposits and loans balances as the exchange rate of the U.S. dollar against the RMB fluctuated over the periods. The year-over-year increase in net other income was mainly due to higher investment income arising from fair value changes of equity investments and reduced unrealized exchange losses.

Income Taxes

The Company recorded a net income tax charge of RMB934.0 million (US$146.6 million) for the fourth quarter of 2021, compared with RMB807.6 million and RMB552.7 million for the preceding quarter and the fourth quarter of 2020, respectively. The effective tax rate for the fourth quarter of 2021 was 14.2%, compared with 19.6% and 37.2% for the preceding quarter and the fourth quarter of 2020, respectively. The effective tax rate represents certain estimates by the Company regarding the tax obligations and benefits applicable to it in each quarter.

Net Income and Non-GAAP Net Income

Net income attributable to the Company’s shareholders for the fourth quarter of 2021 totaled RMB5,694.2 million (US$893.5 million), compared with RMB3,181.8 million and RMB975.7 million for the preceding quarter and the fourth quarter of 2020, respectively.

Non-GAAP net income attributable to the Company’s shareholders for the fourth quarter of 2021 totaled RMB6,595.6 million (US$1,035.0 million), compared with RMB3,857.8 million and RMB1,597.9 million for the preceding quarter and the fourth quarter of 2020, respectively.

NetEase reported basic net income of US$0.27 per share (US$1.36 per ADS) for the fourth quarter of 2021, compared with US$0.15 per share (US$0.75 per ADS) and US$0.05 (US$0.23 per ADS) for the preceding quarter and the fourth quarter of 2020, respectively.

NetEase reported non-GAAP basic net income of US$0.32 per share (US$1.58 per ADS) for the fourth quarter of 2021, compared with US$0.18 per share (US$0.91 per ADS) and US$0.08 per share (US$0.37 per ADS) for the preceding quarter and the fourth quarter of 2020, respectively.

Fiscal Year 2021 Financial Results

Net Revenues

Net revenues for fiscal year 2021 were RMB87,606.0 million (US$13,747.3 million), compared with RMB73,667.1 million for fiscal year 2020.

Net revenues from online game services were RMB62,806.5 million (US$9,855.7 million) for fiscal year 2021, compared with RMB54,608.7 million for fiscal year 2020. Net revenues from mobile games accounted for approximately 70.4% of net revenues from online game services for fiscal year 2021, compared with 71.9% for fiscal year 2020.

Net revenues from Youdao were RMB5,354.4 million (US$840.2 million) for fiscal year 2021, compared with RMB3,167.5 million for fiscal year 2020.

Net revenues from Cloud Music were RMB6,997.6 million (US$1,098.1 million) for fiscal year 2021, compared with RMB4,895.7 million for fiscal year 2020.

Net revenues from innovative businesses and others were RMB12,447.6 million (US$1,953.3 million) for fiscal year 2021, compared with RMB10,995.2 million for fiscal year 2020.

Gross Profit

Gross profit for fiscal year 2021 was RMB46,970.8 million (US$7,370.7 million), compared with RMB38,983.4 million for fiscal year 2020.

The year-over-year increase in online game services gross profit was primarily due to increased net revenues resulting from the launch of new games during the year such as Revelation mobile game, Naraka: Bladepoint and Harry Potter: Magic Awakened, as well as from certain existing games such as the Fantasy Westward Journey series and Sky.

The year-over-year increase in Youdao gross profit was primarily attributable to increased gross profit from its learning services.

The year-over-year increase in Cloud Music gross profit was primarily attributable to increased net revenues as well as improved cost control.

The slight year-over-year decrease in innovative businesses and others gross profit was primarily due to decreased gross profit from advertising business.

Operating Expenses

Total operating expenses for fiscal year 2021 were RMB30,553.7 million (US$4,794.5 million), compared with RMB24,445.0 million for fiscal year 2020. The year-over-year increase was primarily due to increased marketing expenditures especially related to online game services, as well as higher research and development investments and staff-related costs.

Other Income/ (Expenses)

Other income/ (expenses) consisted of investment income, interest income, exchange losses and others. The year-over-year increase in net other income was mainly due to a reduction in unrealized exchange losses recorded as well as higher investment income arising from fair value changes of equity investments.

Income Taxes

The Company recorded a net income tax charge of RMB4,128.3 million (US$647.8 million) for fiscal year 2021, compared with RMB3,041.8 million for fiscal year 2020. The effective tax rate was 19.6% for fiscal year 2021, compared with 19.8% for fiscal year 2020. The slightly lower effective tax rate for fiscal year 2021 was mainly due to reduced unrealized exchange losses.

Net Income and Non-GAAP Net Income

Net income attributable to the Company’s shareholders for fiscal year 2021 totaled RMB16,856.8 million (US$2,645.2 million), compared with RMB12,062.8 million for fiscal year 2020.

Non-GAAP net income attributable to the Company’s shareholders for fiscal year 2021 totaled RMB19,761.9 million (US$3,101.1 million), compared with RMB14,706.0 million for fiscal year 2020.

NetEase reported basic net income of US$0.80 per share (US$3.98 per ADS) for fiscal year 2021, compared with US$0.57 per share (US$2.86 per ADS) for fiscal year 2020.

NetEase reported non-GAAP basic net income of US$0.93 per share (US$4.66 per ADS) for fiscal year 2021, compared with US$0.70 per share (US$3.49 per ADS) for fiscal year 2020.

Quarterly Dividend

The board of directors has approved a dividend of US$0.0810 per share (US$0.4050 per ADS) for the fourth quarter of 2021, to holders of ordinary shares and holders of ADSs as of the close of business on March 11, 2022, Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. For holders of ordinary shares, in order to qualify for the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on March 11, 2022 (Beijing/ Hong Kong Time). The payment date is expected to be on March 22, 2022 for holders of ordinary shares and on or around March 25, 2022 for holders of ADSs.

NetEase paid a dividend of US$0.0450 per share (US$0.2250 per ADS) for the third quarter of 2021 in December 2021.

Currently, the Company’s policy is to set quarterly dividends at an amount equivalent to approximately 20%-30% of the Company’s anticipated net income after tax in each fiscal quarter. Future declarations of dividends and the establishment of future record and payment dates are subject to the final determination of NetEase’s board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Other Information

As of December 31, 2021, the Company’s total cash and cash equivalents, current and non-current time deposits and short-term investments balance totaled RMB103.4 billion (US$16.2 billion), compared with RMB100.1 billion as of December 31, 2020. Cash flow generated from operating activities was RMB24.9 billion (US$3.9 billion) for fiscal year 2021, compared to RMB24.9 billion for fiscal year 2020.

Update on Youdao’s Disposal of Academic After-School Tutoring Business

Youdao has ceased offering after-school tutoring services for academic subjects under China’s compulsory education system and completed the disposal of this business.

Change in Segment Reporting

Effective in the fourth quarter of 2021, the Company changed its segment disclosure to separately report the results of its Cloud Music business, generated from its majority-controlled subsidiary Cloud Village which completed its initial public offering and listing on the Hong Kong Stock Exchange in December 2021. As a result, the Company now reports segments as online game services, Youdao, Cloud Music and innovative businesses and others. This change in segment reporting aligns with the manner, in which the Company’s chief operating decision maker (“CODM”) currently receives and uses financial information to allocate resources and evaluate the performance of reporting segments. The Company retrospectively revised prior period segment information to conform to current periods presentation.

Share Repurchase / Purchase Program

On February 25, 2021, the Company announced that its board of directors had approved a share repurchase program of up to US$2.0 billion of the Company’s outstanding ADSs and ordinary shares in open market transactions for a period not to exceed 24 months beginning on March 2, 2021. On August 31, 2021, the Company announced that its board of directors had approved an amendment to such program to increase the total authorized repurchase amount to US$3.0 billion. As of December 31, 2021, approximately 18.5 million ADSs had been repurchased under this program for a total cost of US$1.8 billion.

On August 31, 2021, the Company announced that its board of directors had approved a share purchase program of up to US$50.0 million of Youdao’s outstanding ADSs for a period not to exceed 36 months beginning on September 2, 2021. Under the terms of this program, NetEase may purchase Youdao’s ADSs in open-market transactions on the New York Stock Exchange. As of December 31, 2021, approximately 0.6 million ADSs had been purchased under this program for a total cost of US$8.2 million.

The extent to which NetEase repurchases its ADSs and its ordinary shares or purchases Youdao’s ADSs will depend upon a variety of factors, including market conditions. These programs may be suspended or discontinued at any time.

** The United States dollar (US$) amounts disclosed in this announcement are presented solely for the convenience of the reader. The percentages stated are calculated based on RMB.

Conference Call

NetEase’s management team will host a teleconference call with simultaneous webcast at 7:00 a.m. New York Time on Thursday, February 24, 2022 (Beijing/Hong Kong Time: 8:00 p.m., Thursday, February 24, 2022). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-646-828-8073 and providing conference ID: 6712767, 15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-719-457-0820 and entering passcode 6712767#. The replay will be available through March 9, 2022.

This call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com/.

About NetEase, Inc.

As a leading internet technology company based in China, NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase”) provides premium online services centered around innovative and diverse content, community, communication and commerce. NetEase develops and operates some of China’s most popular mobile and PC games. In more recent years, NetEase has expanded into international markets including Japan and North America. In addition to its self-developed game content, NetEase partners with other leading game developers, such as Blizzard Entertainment and Mojang AB (a Microsoft subsidiary), to operate globally renowned games in China. NetEase’s other innovative service offerings include the majority-controlled subsidiaries Youdao (NYSE: DAO), China’s leading intelligent learning company, and Cloud Village (HKEX: 9899), also known as NetEase Cloud Music, China’s leading online music content community, as well as Yanxuan, NetEase’s private label e-commerce platform. For more information, please visit: http://ir.netease.com/.

Forward Looking Statements

This announcement contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. In addition, statements that are not historical facts, including statements about NetEase’s strategies and business plans, its expectations regarding the growth of its business and its revenue and the quotations from management in this announcement are or contain forward-looking statements. NetEase may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its position in that market in China or globally; the risk that COVID-19 or other health risks in China or globally could adversely affect the Company’s operations or financial results; risks associated with NetEase’s business and operating strategies and its ability to implement such strategies; NetEase’s ability to develop and manage its operations and business; competition for, among other things, capital, technology and skilled personnel; potential changes in government regulation that could adversely affect the industry and geographical markets in which NetEase operates, including, among others, initiatives to enhance supervision of companies listed on an overseas stock exchange and tighten scrutiny over data privacy and data security, as well as the risk that NetEase’s ADSs could be barred from trading in the United States as a result of the Holding Foreign Companies Accountable Act and the rules promulgated thereunder; the risk that NetEase may not be able to continuously develop new and creative online services or that NetEase will not be able to set, or follow in a timely manner, trends in the market; competition in NetEase’s existing and potential markets; and the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results. Further information regarding these and other risks is included in NetEase’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

Non-GAAP Financial Measures

NetEase considers and uses non-GAAP financial measures, such as non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted net income per share and per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NetEase defines non-GAAP net income attributable to the Company’s shareholders as net income attributable to the Company’s shareholders excluding share-based compensation expenses. Non-GAAP net income attributable to the Company’s shareholders enables NetEase’s management to assess its operating results without considering the impact of share-based compensation expenses. NetEase believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose. NetEase also believes that the use of this non-GAAP financial measure facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income attributable to the Company’s shareholders is that it does not reflect all items of income / expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in NetEase’s business and are not reflected in the presentation of non-GAAP net income attributable to the Company’s shareholders. In addition, the non-GAAP financial measures NetEase uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

NetEase compensates for these limitations by reconciling non-GAAP net income attributable to the Company’s shareholders to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this announcement. NetEase encourages you to review its financial information in its entirety and not rely on a single financial measure.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,	December 31,	December 31,
	2020	2021	2021
	RMB	RMB	USD (Note 1)
Assets
Current assets:
Cash and cash equivalents	9,117,219	14,498,157	2,275,077
Time deposits	71,079,327	70,754,846	11,102,979
Restricted cash	3,051,386	2,876,628	451,406
Accounts receivable, net	4,576,445	5,507,988	864,324
Inventories, net	591,508	964,733	151,388
Prepayments and other current assets, net	6,076,543	6,235,857	978,541
Short-term investments	13,273,026	12,281,548	1,927,243
Assets held for sale	65,589	497	78
Total current assets	107,831,043	113,120,254	17,751,036

Non-current assets:
Property, equipment and software, net	4,549,943	5,433,858	852,691
Land use right, net	4,178,257	4,108,090	644,649
Deferred tax assets	1,086,759	1,297,954	203,677
Time deposits	6,630,000	5,823,840	913,888
Restricted cash	-	1,330	209
Other long-term assets, net	17,593,117	23,857,510	3,743,763
Assets held for sale	5,463	1,088	171
Total non-current assets	34,043,539	40,523,670	6,359,048
Total assets	141,874,582	153,643,924	24,110,084

Liabilities, Redeemable Noncontrolling Interests and Shareholders’ Equity
Current liabilities:
Accounts payable	1,134,413	985,059	154,577
Salary and welfare payables	3,538,732	4,133,254	648,598
Taxes payable	4,282,835	4,537,050	711,962
Short-term loans	19,504,696	19,352,313	3,036,800
Deferred revenue	10,398,872	12,132,743	1,903,892
Accrued liabilities and other payables	7,337,672	9,360,907	1,468,931
Liabilites held for sale	546,271	-	-
Total current liabilities	46,743,491	50,501,326	7,924,760

Non-current liabilities:
Deferred tax liabilities	713,439	1,345,874	211,197
Long-term loan	-	1,275,140	200,097
Other long-term liabilities	623,728	1,097,708	172,254
Total non-current liabilities	1,337,167	3,718,722	583,548
Total liabilities	48,080,658	54,220,048	8,508,308

Redeemable noncontrolling interests	10,796,120	145,238	22,791

NetEase, Inc.’s shareholders’ equity	82,126,798	95,328,080	14,959,056
Noncontrolling interests	871,006	3,950,558	619,929
Total shareholders’ equity	82,997,804	99,278,638	15,578,985
Total liabilities, redeemable noncontrolling interests and shareholders’ equity	141,874,582	153,643,924	24,110,084

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data or per ADS data)

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net revenues	19,761,738	22,190,749	24,373,565	3,824,744	73,667,133	87,606,026	13,747,297
Cost of revenues	(9,833,976)	(10,379,981)	(11,455,785)	(1,797,662)	(34,683,731)	(40,635,225)	(6,376,553)
Gross profit	9,927,762	11,810,768	12,917,780	2,027,082	38,983,402	46,970,801	7,370,744

Operating expenses:
Selling and marketing expenses	(3,076,499)	(3,134,030)	(3,300,032)	(517,847)	(10,703,788)	(12,214,191)	(1,916,673)
General and administrative expenses	(809,956)	(1,140,296)	(1,161,876)	(182,324)	(3,371,827)	(4,263,549)	(669,044)
Research and development expenses	(3,029,376)	(3,761,239)	(3,847,704)	(603,789)	(10,369,382)	(14,075,991)	(2,208,830)
Total operating expenses	(6,915,831)	(8,035,565)	(8,309,612)	(1,303,960)	(24,444,997)	(30,553,731)	(4,794,547)
Operating profit	3,011,931	3,775,203	4,608,168	723,122	14,538,405	16,417,070	2,576,197

Other income/ (expenses):
Investment (loss)/ income, net	(271,866)	(264,611)	1,627,642	255,413	1,610,045	2,947,721	462,562
Interest income, net	410,001	349,550	395,029	61,989	1,598,618	1,519,714	238,476
Exchange (losses)/ gains, net	(1,801,891)	153,310	(331,390)	(52,003)	(3,112,152)	(490,481)	(76,967)
Other, net	139,321	117,636	297,244	46,644	737,168	710,435	111,482
Income before tax	1,487,496	4,131,088	6,596,693	1,035,165	15,372,084	21,104,459	3,311,750
Income tax	(552,661)	(807,648)	(933,985)	(146,563)	(3,041,849)	(4,128,269)	(647,815)
Net income	934,835	3,323,440	5,662,708	888,602	12,330,235	16,976,190	2,663,935

Accretion and deemed dividends in connection with repurchase of redeemable noncontrolling interests	(131,604)	(147,825)	(99,914)	(15,678)	(787,029)	(536,981)	(84,265)
Net loss attributable to noncontrolling interests	172,471	6,167	131,360	20,613	519,548	417,633	65,536
Net income attributable to the Company’s shareholders	975,702	3,181,782	5,694,154	893,537	12,062,754	16,856,842	2,645,206

Net income per share *
Basic	0.29	0.96	1.74	0.27	3.65	5.07	0.80
Diluted	0.29	0.95	1.71	0.27	3.60	5.01	0.79

Net income per ADS *
Basic	1.45	4.78	8.68	1.36	18.25	25.34	3.98
Diluted	1.43	4.73	8.57	1.34	18.01	25.03	3.93

Weighted average number of ordinary shares used in calculating net income per share *
Basic	3,362,793	3,325,892	3,281,172	3,281,172	3,305,448	3,325,864	3,325,864
Diluted	3,411,169	3,361,727	3,323,004	3,323,004	3,349,759	3,367,478	3,367,478

*  Each ADS represents five ordinary shares.

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	934,835	3,323,440	5,662,708	888,602	12,330,235	16,976,190	2,663,935
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	962,526	805,485	836,042	131,193	3,457,782	3,275,727	514,033
Fair value changes of equity security investments	559,104	1,194,338	(984,901)	(154,552)	(720,565)	(471,880)	(74,048)
Impairment losses of investments and other long-term assets	51,795	26,055	69,572	10,917	58,395	100,424	15,759
Fair value changes of short-term investments	(118,945)	(184,564)	(166,513)	(26,129)	(580,732)	(639,757)	(100,392)
Share-based compensation cost	628,979	688,226	1,002,899	157,377	2,663,489	3,041,492	477,276
(Reversal of)/ allowance for expected credit losses	(5,888)	212,010	12,932	2,029	40,600	265,930	41,730
Losses on disposal of property, equipment and software	2,730	4,008	48,779	7,654	6,482	54,052	8,482
Unrealized exchange losses/ (gains)	1,796,532	(157,292)	347,235	54,489	3,102,492	488,604	76,673
Losses/ (gains) on disposal of long-term investments, business and subsidiaries	178	(1)	(13,091)	(2,054)	(27,063)	(186,920)	(29,332)
Deferred income taxes	(74,041)	307,994	(431,015)	(67,636)	88,179	407,948	64,016
Share of results on equity method investees and revaluation results from previously held equity interest	(216,528)	(730,363)	(448,053)	(70,309)	(302,602)	(1,573,068)	(246,849)
Changes in operating assets and liabilities:
Accounts receivable	355,495	(1,178,290)	(97,064)	(15,231)	(530,413)	(1,186,586)	(186,201)
Inventories	(96,499)	(154,072)	73,588	11,548	29,699	(343,587)	(53,916)
Prepayments and other assets	791,254	(38,490)	870,684	136,629	(13,554)	640,349	100,485
Accounts payable	136,213	172,696	(89,207)	(13,999)	(86,352)	(155,262)	(24,364)
Salary and welfare payables	1,382,442	(647,029)	1,521,743	238,795	528,927	505,334	79,298
Taxes payable	220,244	(434,893)	528,725	82,968	1,126,648	255,060	40,024
Deferred revenue	568,704	2,154,751	(1,162,982)	(182,497)	2,342,916	1,351,261	212,042
Accrued liabilities and other payables	335,117	928,647	786,517	123,422	1,373,608	2,121,416	332,896
Net cash provided by operating activities	8,214,247	6,292,656	8,368,598	1,313,216	24,888,171	24,926,727	3,911,547

Cash flows from investing activities:
Purchase of property, equipment and software	(303,347)	(407,688)	(442,524)	(69,442)	(1,055,572)	(1,601,830)	(251,362)
Proceeds from sale of property, equipment and software	7,895	11,030	56,517	8,869	17,540	71,524	11,224
Purchase of intangible assets, content and licensed copyrights	(333,507)	(218,168)	(297,142)	(46,628)	(2,234,915)	(1,508,179)	(236,666)
Net change in short-term investments with terms of three months or less	(2,257,404)	167,978	(1,474,371)	(231,361)	(1,655,930)	3,694,890	579,809
Purchase of short-term investments with terms over three months	(2,200,000)	(630,000)	(4,300,000)	(674,764)	(19,905,000)	(15,285,000)	(2,398,550)
Proceeds from maturities of short-term investments with terms over three months	3,597,659	6,251,750	3,313,543	519,967	24,126,210	13,235,845	2,076,993
Investment in long-term investments and acquisition of subsidiaries	(1,034,392)	(586,124)	(2,020,029)	(316,987)	(2,407,692)	(6,541,567)	(1,026,515)
Proceeds from disposal of long-term investments, businesses and subsidiaries	93,926	33,731	616,542	96,749	722,076	1,115,457	175,039
Placement/rollover of matured time deposits	(14,720,632)	(11,723,614)	(26,628,133)	(4,178,535)	(91,518,767)	(81,298,080)	(12,757,443)
Proceeds from maturities of time deposits	18,246,875	28,328,155	15,707,821	2,464,900	64,880,317	81,307,297	12,758,889
Change in other long-term assets	(52,092)	(69,429)	(99,692)	(15,644)	(160,674)	(268,651)	(42,157)
Net cash provided by/(used in) investing activities	1,044,981	21,157,621	(15,567,468)	(2,442,876)	(29,192,407)	(7,078,294)	(1,110,739)

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(in thousands)

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Cash flows from financing activities:
Proceed of bank loan with terms over three months	607,043	612,885	2,277,171	357,338	1,136,495	4,447,586	697,923
Payment of bank loan with terms over three months	(361,973)	(235,284)	(1,311,823)	(205,854)	(818,539)	(2,297,135)	(360,471)
Net changes in bank loans with terms of three months or less	(2,152,677)	(7,967,910)	425,020	66,695	3,723,109	(442,207)	(69,392)
(Paid for)/ net amounts received from NetEase's issuance of shares in Hong Kong	(171,440)	-	-	-	21,911,815	(13,800)	(2,165)
Capital contribution from/ (repurchase of) noncontrolling interests and redeemable noncontrolling interests shareholders, net	10,609	34,800	1,320,122	207,156	(268,343)	2,870,147	450,389
Cash paid for repurchase of NetEase's ADSs/ purchase of subsidiaries' ADSs and shares	(3,445,930)	(6,310,841)	(2,112,256)	(331,459)	(11,490,988)	(12,910,533)	(2,025,944)
Dividends paid to noncontrolling shareholders	-	-	(731,250)	(114,749)	-	(731,250)	(114,749)
Dividends paid to NetEase's shareholders	(861,211)	(1,028,116)	(940,540)	(147,591)	(4,280,462)	(3,508,377)	(550,541)
Net cash (used in)/ provided by financing activities	(6,375,579)	(14,894,466)	(1,073,556)	(168,464)	9,913,087	(12,585,569)	(1,974,950)

Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	(67,229)	14,435	(80,670)	(12,659)	161,894	(55,354)	(8,686)
Net increase/ (decrease) in cash, cash equivalents and restricted cash	2,816,420	12,570,246	(8,353,096)	(1,310,783)	5,770,745	5,207,510	817,172
Cash, cash equivalents and restricted cash, at the beginning of the period	9,352,185	13,158,965	25,729,211	4,037,475	6,397,860	12,168,605	1,909,520
Cash, cash equivalents and restricted cash, at end of the period	12,168,605	25,729,211	17,376,115	2,726,692	12,168,605	17,376,115	2,726,692

Supplemental disclosures of cash flow information:
Cash paid for income tax, net	347,389	898,112	858,304	134,687	2,046,119	3,547,299	556,649
Cash paid for interest expense	46,177	52,765	42,879	6,729	246,051	187,628	29,443

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(in thousands, except percentages)

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net revenues:
Online game services	13,400,182	15,899,070	17,397,517	2,730,050	54,608,717	62,806,453	9,855,703
Youdao	1,106,796	1,387,292	1,333,791	209,301	3,167,515	5,354,357	840,215
Cloud Music	1,524,509	1,924,683	1,889,265	296,467	4,895,731	6,997,622	1,098,080
Innovative businesses and others	3,730,251	2,979,704	3,752,992	588,926	10,995,170	12,447,594	1,953,299
Total net revenues	19,761,738	22,190,749	24,373,565	3,824,744	73,667,133	87,606,026	13,747,297

Cost of revenues:
Online game services	(4,942,484)	(5,637,027)	(6,239,410)	(979,100)	(19,847,846)	(22,101,116)	(3,468,147)
Youdao	(581,327)	(601,741)	(657,329)	(103,149)	(1,713,229)	(2,448,146)	(384,168)
Cloud Music	(1,632,497)	(1,881,859)	(1,812,036)	(284,348)	(5,491,066)	(6,854,948)	(1,075,691)
Innovative businesses and others	(2,677,668)	(2,259,354)	(2,747,010)	(431,065)	(7,631,590)	(9,231,015)	(1,448,547)
Total cost of revenues	(9,833,976)	(10,379,981)	(11,455,785)	(1,797,662)	(34,683,731)	(40,635,225)	(6,376,553)

Gross profit:
Online game services	8,457,698	10,262,043	11,158,107	1,750,950	34,760,871	40,705,337	6,387,556
Youdao	525,469	785,551	676,462	106,152	1,454,286	2,906,211	456,047
Cloud Music	(107,988)	42,824	77,229	12,119	(595,335)	142,674	22,389
Innovative businesses and others	1,052,583	720,350	1,005,982	157,861	3,363,580	3,216,579	504,752
Total gross profit	9,927,762	11,810,768	12,917,780	2,027,082	38,983,402	46,970,801	7,370,744

Gross profit margin:
Online game services	63.1%	64.5%	64.1%	64.1%	63.7%	64.8%	64.8%
Youdao	47.5%	56.6%	50.7%	50.7%	45.9%	54.3%	54.3%
Cloud Music	(7.1)%	2.2%	4.1%	4.1%	(12.2)%	2.0%	2.0%
Innovative businesses and others	28.2%	24.2%	26.8%	26.8%	30.6%	25.8%	25.8%

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

Notes to Unaudited Financial Information

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.3726 on the last trading day of December 2021 (December 30, 2021) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 30, 2021, or at any other certain date.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Three Months Ended				Year Ended
	December 30,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenues	181,871	180,669	267,424	41,965	794,855	833,389	130,777
Operating expenses
- Selling and marketing expenses	24,892	29,289	38,657	6,066	102,300	118,611	18,613
- General and administrative expenses	214,730	258,805	358,595	56,271	929,013	1,105,547	173,484
- Research and development expenses	207,486	219,463	338,223	53,075	837,321	983,945	154,402

The accompanying notes are an integral part of this announcement.

Note 3: The unaudited financial information disclosed in this press release is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report to shareholders for the year ended December 31, 2021 is still in progress. In addition, because an audit of the Company’s internal controls over financial reporting in connection with section 404 of the Sarbanes-Oxley Act of 2002 has not yet been completed, the Company makes no representation as to the effectiveness of those internal controls as of the end of fiscal year 2021.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company’s audited financial statements and this preliminary unaudited financial information.

Note 4: The financial information prepared and presented in this announcement might be different from those published and to be published by NetEase’s listed subsidiaries to meet the disclosure requirements under U.S. GAAP or different accounting standards requirement.

Note 5: The unaudited reconciliation on GAAP and non-GAAP results is set out as follows in RMB and USD (in thousands, except per share data or per ADS data):

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net income attributable to the Company’s shareholders	975,702	3,181,782	5,694,154	893,537	12,062,754	16,856,842	2,645,206
Add: Share-based compensation	622,185	675,999	901,421	141,453	2,643,287	2,905,065	455,868
Non-GAAP net income attributable to the Company’s shareholders	1,597,887	3,857,781	6,595,575	1,034,990	14,706,041	19,761,907	3,101,074

Non-GAAP net income per share *
Basic	0.48	1.16	2.01	0.32	4.45	5.94	0.93
Diluted	0.47	1.15	1.98	0.31	4.39	5.87	0.92

Non-GAAP net income per ADS *
Basic	2.38	5.80	10.05	1.58	22.25	29.71	4.66
Diluted	2.34	5.74	9.92	1.56	21.95	29.34	4.60

*  Each ADS represents five ordinary shares.

The accompanying notes are an integral part of this announcement.